AM 12-3-2004 **

12-8-04

SECURITIES AND EXCHANGE COMMISSION

04016523

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC MAIL PROCESSING RECEIVED NOV 26 2004 WASH. D.C. 213 SECTION

SEC FILE NUMBER
8- 43206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-03 (MM/DD/YY) AND ENDING 09-30-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Templeton/Franklin Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo	CA	94403-1906
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Corcoran — (650)525-7510
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name - *if individual, state last, first, middle name*)

333 Market Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED DEC 10 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael J. Corcoran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Templeton/Franklin Investment Services, Inc. as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of San Mateo } ss.
SUBSCRIBED AND SWORN TO BEFORE ME ON
Nov. 22, 2004
BY Michael J. Corcoran
Mary T. Sevilla
NOTARY PUBLIC
Notary Public

Signature

Chief Financial Officer
Title

MARY T. SEVILLA
COMM. # 1512685
NOTARY PUBLIC-CALIFORNIA
SAN MATEO COUNTY
COMM. EXP. SEPT. 11, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule ISc3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule ISc3.3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule ISc3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule ISc3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolid
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous aud

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)* (3).

PRICEWATERHOUSECOOPERS

Templeton/Franklin Investment Services, Inc. and Subsidiary

Report on Audit of Consolidated Statement of Financial Condition
September 30, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Registered Public Accounting Firm

Board of Directors of
Templeton/Franklin Investment Services, Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the statement of financial condition of Templeton/Franklin Investment Services, Inc. and subsidiary (an indirect wholly-owned subsidiary of Franklin Resources, Inc.) as of September 30, 2004, in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management; our responsibility is to express an opinion on this Statement of Financial Condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 19, 2004

Templeton/Franklin Investment Services, Inc. and Subsidiary
Consolidated Statement of Financial Condition
September 30, 2004

Assets		
Cash and cash equivalents	$	5,705,000
Investment management fees receivable, net		682,577
Commissions and distribution fees receivable		347,120
Due from affiliates		350,071
Property and equipment, net		9,452
Deferred sales commissions		79,342
Prepaid expenses and other		163,933
Total assets	$	7,337,495
Liabilities and Stockholder's Equity		
Liabilities		
Commission payable	$	603,391
Trade payables and accrued expenses		2,398,837
Due to affiliates		1,125,190
Total liabilities		4,127,418
Stockholder's equity		
Common stock, $10 par value; 10,000 shares authorized; 100 shares issued and outstanding		1,000
Capital in excess of par value		31,021,379
Accumulated deficit		(27,812,302)
Total stockholder's equity		3,210,077
Total liabilities and stockholder's equity	$	7,337,495

The accompanying notes are an integral part of this consolidated financial statement.

1. Nature of Business

Templeton/Franklin Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Templeton Worldwide, Inc. ("TWW"), which is an indirect wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin"). The Company is registered with the United States Securities and Exchange Commission as an investment advisor and as a broker dealer. The Company provides investment advisory services principally for separate accounts and "wrap" accounts of high net worth and small to medium-sized institutional clients on a fully discretionary basis.

The Company's subsidiary provides investment advice, consultation, marketing, distribution and management or administrative services to its sponsored funds. It earns revenue from providing these services to its sponsored funds based on a percentage of assets under management. All services are provided under contracts that set forth the fees to be charged.

2. Significant Accounting Policies

Basis of Presentation

This consolidated financial statement is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of estimates made by management. Actual amounts may differ from these estimates. The consolidated financial statement includes the accounts of Templeton/Franklin Investment Services, Inc. and its wholly-owned subsidiary. All material intercompany accounts and transactions between the Company and its subsidiary have been eliminated from the consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits with banks and amounts held in a money market fund for which an affiliate acts as investment adviser. Due to the relatively short-term nature of this instrument, the carrying value approximates fair value.

Income Taxes

The Company is included in the consolidated Federal income tax return of Franklin. Franklin allocates Federal income taxes to the Company using the separate-return method with the exception that Franklin does not allocate to the Company any Federal benefit arising from its net operating losses. The Company files its state income tax returns on a separate basis.

Property and Equipment

Property and equipment are recorded at cost and are depreciated on the straight-line basis over their estimated useful lives, generally three to five years.

3. Property and Equipment

The following is a summary of property and equipment at September 30, 2004:

Furniture and equipment	$ 838,116
Less: accumulated depreciation	828,664
	$ 9,452

4. Employee Benefit and Incentive Plans

Franklin sponsors an Annual Incentive Plan and other incentive programs covering employees of Franklin and its U.S. subsidiaries. The plan is funded on an annual basis as determined by the Board of Directors of Franklin.

The Company participates in a non-contributory defined benefit retirement plan (the "Pension Plan") of Franklin covering substantially all employees who have attained age 21 and completed one year of service.

5. Income Taxes

Deferred taxes as of September 30, 2004 of approximately $990,000 related primarily to state net operating loss carryforwards, compensation accruals and depreciation on property and equipment. A full valuation allowance has been recognized for all deferred tax amounts.

6. Related Party Transactions

The Company earns fees from affiliates for research and sales services provided. In addition, certain expenses are allocated to the Company for costs incurred by affiliated companies, which benefit the Company. Amounts due to, due from affiliates relate to these transactions.

7. Subsequent Event

On October 1, 2004, the Company ceased to be a registered investment advisor and transferred the assets and liabilities related to its investment advisory functions to an affiliated company. The transfer was recorded at cost, accordingly no gain or loss was recognized. As a result, the Company will cease to generate investment advisory revenues in future periods and will also cease to incur costs related to this business.

8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). In accordance with Rule 15c3-1, the Company is required to maintain a minimum net capital of either the greater of 6-2/3% of aggregate indebtedness or $50,000. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of September 30, 2004, the Company had net capital of $1,294,473 which was $1,079,953 in excess of its required net capital of $214,520. The Company's ratio of aggregate indebtedness to net capital was 2.49 to 1.